Prudential Annuities Distributors, Inc.
Statement of Financial Condition
December 31, 2016

SEC. I.D. No. 8-39058
This report is deemed Public in accordance with Rule 17a-5(e) (3) under the
Securities Exchange Act of 1934.

Prudential Annuities Distributors, Inc.
Index
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Management of Prudential Annuities Distributors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Annuities Distributors, Inc. (the "Company") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Prudential Annuities Distributors, Inc.
Statement of Financial Condition
December 31, 2016

(dollars in thousands)

Assets

Cash and cash equivalents	$	75,080
Distribution and service fees receivable		4,618
Advanced commissions receivable		1,204
Prepaid expenses and other assets		557
Federal and state deferred tax assets		914
Total assets	$	82,373

Liabilities and Stockholder's Equity

Liabilities

Payable to affiliates	$	27,144
Federal and state income taxes payable to Parent		9,007
Accounts payable and other accrued liabilities		13
Total liabilities		36,164

Commitments and contingent liabilities (see Note 6)

Stockholder's Equity

Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		8,995
Retained earnings		37,213
Total stockholder's equity		46,209
Total liabilities and stockholder's equity	$	82,373

The accompanying notes are an integral part of this Statement of Financial Condition.

Prudential Annuities Distributors, Inc.
Notes to the Statement of Financial Condition
December 31, 2016

(dollars in thousands)

1. Organization and Nature of Business

Prudential Annuities Distributors, Inc. (the "Company"), organized in May 2003, with its principal offices in Shelton, Connecticut, is a wholly-owned subsidiary of Prudential Annuities, Inc. (the "Parent"), which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is the principal underwriter and broker-dealer for SEC registered life and annuity products issued by an affiliated company, Prudential Annuities Life Assurance Corporation ("PALAC"). Beginning in March 2010, PALAC ceased offering its existing variable life and annuity products.

The Company is the principal underwriter and broker-dealer for SEC registered annuity products issued by Pruco Life Insurance Company ("PLAZ") and Pruco Life Insurance Company of New Jersey ("PLNJ").

The Company became the principal underwriter and broker-dealer for Advanced Series Trust ('AST"), acting on behalf of the AST Portfolios (collectively, the "Portfolios"), on February 25, 2013.

As of June 1, 2006, the Company entered into wholesaling and marketing support agreements with Allstate Life Insurance Company, Allstate Life Insurance Company of New York and Allstate Distributors, LLC (the "underwriter"). Under the terms of the agreements, the underwriter pays the Company, as the wholesaler for servicing variable annuity contracts, a marketing allowance of 125 basis points of all premiums paid under variable contracts issued to the underwriter's customers.

2. Summary of Significant Accounting Policies

The audited Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of this Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and cash equivalents of $75,080 represents shares of a non-proprietary money market mutual funds.

The Company is a member of the federal income tax return of Prudential and primarily files separate company and unitary state and local tax returns.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance if necessary to reduce the Company's deferred tax assets to an amount that is more-likely-than-not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation

(dollars in thousands)

allowance. Although realization is not assured, management believes it is more-likely-than-not that the deferred tax assets, net of valuation allowances, will be realized.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carry forwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The Company classifies all interest and penalties related to tax uncertainties as income tax expense.

See Note 4 for additional information regarding income taxes.

3. **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual funds.

 Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

Prudential Annuities Distributors, Inc.
Notes to the Statement of Financial Condition
December 31, 2016

(dollars in thousands)

	Fair Value			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents (money market mutual fund)	$ 75,080	$ -	$ -	$ 75,080

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amount equals or approximates fair value. The Company did not have any transfers between the levels.

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets:					
Distribution and service fees receivable	$ -	$ 4,618	$ -	$ 4,618	$ 4,618
Advanced commissions receivable	-	1,204	-	1,204	1,204
Total Assets	$ -	$ 5,822	$ -	$ 5,822	$ 5,822
Liabilities					
Payable to affiliates	$ -	$ 27,144	$ -	$ 27,144	$27,144
Accounts payable and other accrued liabilities	-	13	-	13	13
Total Liabilities	$ -	$27,157	$ -	$27,157	$27,157

The Company believes that due to the short-term nature of the assets listed above, the carrying value approximates fair value. The Company also believes that due to settlement in the near future of the liabilities listed above, carrying value approximates fair value.

4.   **Income Taxes**

The Company has deferred tax assets of $914 related to deferred compensation at December 31, 2016.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. As of December 31, 2016, the company does not require a valuation allowance for its deferred tax assets.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its Statement of Financial Condition uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2016.

(dollars in thousands)

The Company files a consolidated Federal income tax return with its parent. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2016 are 2009 through 2016.

The Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5. Related Party Transactions

Certain balances included in Payable to affiliates, net on the Statement of Financial Condition have been recorded net in accordance with ASC 210-20 and there is no cross netting between different affiliated entities.

It is noted that balances included below may not agree to the face of the Statement of Financial Condition as these amounts are settled through our affiliated entities although the Company may be contractually liable to a third party.

As of December 31, 2016, the Company had the following Statement of Financial Condition related party balances:

Statement of Financial Condition	Receivable	Payable
Advanced commissions	$ 1,204	$ 1,204
Distribution and service fees receivable	4,615	-
Payable to affiliates	-	25,940
Federal and State income taxes	914	9,007
	$ 6,733	$ 36,151

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

(dollars in thousands)

7.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule15c3-1, pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $38,270, which was $35,859 in excess of its required net capital of $2,411. The Company's ratio of aggregate indebtedness to net capital was 0.94 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of that Rule.

8.   **Subsequent Events**

The Company has evaluated and determined that no events or transactions occurred after December 31, 2016 and through the issuance date, February 22, 2017, of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.